UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

EAGLE BANCORP MONTANA, INC.
(Name of Subject Company (issuer))

EAGLE BANCORP MONTANA, INC.
(Name of Filing Persons (offeror))

Common Stock, Per Value $0.01 per share
(Title of Class of Securities)

26942G100
(CUSIP Number of Class of Securities)

Mr. Peter J. Johnson
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, Montana 59601
(406) 442-3080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lloyd H. Spencer, Esq.
Nixon Peabody LLP
799 9th Street, N.W., Suite 500
Washington D.C.  20001
Telephone: (202) 585-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,000,000	$654.60

*
Estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $6,000,000 in aggregate up to 250,000 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $24.00 per share.

**
The filing fee was calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2021, and equals $109.10 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $654.60	Filing Party: Eagle Bancorp Montana, Inc.
Form or Registration No.: Schedule TO	Date Filed: May 21, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 21, 2021 by Eagle Bancorp Montana, Inc. (the “Company”) in connection with its offer to purchase for cash up to $6,000,000 of its common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $24.00 and not more than $26.25 in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which together constitute the “tender offer”.

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO is incorporated herein by reference except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 23, 2021, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m. New York City time on June 22, 2021.  A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated May 21, 2021

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 21, 2021

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 21, 2021

(a)(1)(vi)*	Letter to stockholders from President and Chief Executive Officer of the Company, dated May 21, 2021

(a)(1)(vii)*	Email communication to employees, dated May 21, 2021

(a)(1)(viii)*	Summary Advertisement, dated May 21, 2021

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)*	Press release announcing the Tender Offer, dated May 21, 2021

(a)(5)(ii)**	Press release announcing preliminary results of the Offer, dated June 23, 2021

(b)	None

(c)	None

(d)(1)*	Stock Purchase Agreement, dated May 20, 2021, by and between Eagle Bancorp Montana, Inc. and the trustees of the Opportunity Bank of Montana Employee Stock Ownership Plan

(d)(2)
2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-182360) filed with the Securities and Exchange Commission on June 27, 2012)

(d)(3)
Amendment No. 1 to the Eagle Bancorp Montana, Inc. 2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2016)

(d)(4)
Amendment No. 2 to the Eagle Bancorp Montana, Inc. 2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2017)

(d)(5)
Amendment No. 3 to the Eagle Bancorp Montana, Inc. 2011 Stock Incentive Plan for Directors, Officers and Employees (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020)

(d)(6)	2020 Non-Employee Director Award Plan (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020)

(d)(7)
Form of Change of Control Agreement entered into between Eagle Bancorp Montana, Inc. and its executive officers (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2015)

(g)	None

(h)	None

* Previously filed with the Schedule TO on May 21, 2021

** Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2021
Eagle Bancorp Montana, Inc.

By:	/s/ Peter J. Johnson
Name:	Peter J. Johnson
Title:	President and Chief Executive Officer